SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Midway Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

598153104
(CUSIP Number)

Martin M. Hale, Jr. 17 State Street, Suite 3230 New York, NY 10004 (212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 598153104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 598153104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 598153104	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,837,838 Common Shares issuable upon conversion of Series A Preferred Shares 17,438,384 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 9,199,165 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 9,199,165 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,405,405 Common Shares issuable upon conversion of Series A Preferred Shares 9,199,165 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 598153104	SCHEDULE 13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON EREF-MID II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 6,286,094 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 6,286,094 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,432,433 Common Shares issuable upon conversion of Series A Preferred Shares 6,286,094 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2012 (the “Initial Schedule 13D”) and as amended by Amendment No. 1 filed with the SEC on June 10, 2014 (the Initial Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to as, the “Schedule 13D”) with respect to the common shares, no par value (the “Common Shares”), of Midway Gold Corp., a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons. Percentages of the Common Shares outstanding reported in this Amendment No. 2 are calculated based upon an aggregate of 180,223,767 Common Shares outstanding, which consists of (i) 176,545,337 Common Shares outstanding as of March 31, 2015 based on information provided by the Issuer and (ii) 3,678,430 Common Shares issued to the holders of the Preferred Shares as a dividend payment on the Preferred Shares (the “Dividend Shares”).

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

In addition to the Common Shares reported on the cover pages of this Amendment No. 2, INV-MID may be deemed to beneficially own an aggregate of 28,817,360 Common Shares (including 20,000,000 Common Shares issuable upon conversion of the Preferred Shares), representing approximately 14.39% of the Common Shares. HFM is the manager of INV-MID, but as manager does not have voting or investment power of the Preferred Shares or Common Shares held by INV-MID (or the Common Shares underlying the Preferred Shares held by INV-MID). The Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with INV-MID. The Reporting Persons expressly disclaim membership in a group with INV-MID or any other person.

(c)	On April 1, 2015, the Issuer issued 1,213,073 Common Shares to EREF-MID II and 513,896 Common Shares to HCP-MID, which represented their portion of the Dividend Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2015

/s/ Martin M. Hale, Jr.

HALE FUND MANAGEMENT, LLC (i) for itself, (ii) as general partner of HALE CAPITAL MANAGEMENT, LP and (iii) as manager of EREF-MID II, LLC

By: /s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member

HALE CAPITAL PARTNERS, LP, By: Hale Fund Partners, LLC, its General Partner

By: /s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Managing Member